
August 1, 2013

<u>Via E-mail</u>
Robert B. Ladd
Chief Executive Officer
MGT Capital Investments, Inc.
500 Mamaroneck Avenue, Suite 204
Harrison, NY 10528

> **Re: MGT Capital Investments, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 26, 2013**
> **File No. 001-32698**

Dear Mr. Ladd:

We have reviewed your revised filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior comments refer to our letter dated July 19, 2013.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   In response to prior comment four you refer to your Form 10-K to your shareholders and rely on a Notice of Internet Availability of Proxy Materials. To comply with Item 13(a) of Schedule 14A, you must also provide current financial and related information which would be contained in your most recent Form 10-Q. Please revise your "Where You Can Find Additional Information" section to specifically incorporate by reference the sections of the Form 10-K and most recent 10-Q that contain the information required by Items 13(a)(1), (a)(3), (a)(4), and (a)(6) of Schedule 14A. You should limit the scope of the incorporation by reference to the information you are presenting to meet the Item 13 disclosure requirements.

2.   Since you are not mailing your Forms 10-K and most recent 10-Q to your stockholders, please provide disclosure responsive to Note D.2 of Schedule 14A.

Proposal IV Approval to Issue the Exchange Shares, page 30

3.   Please revise the second sentence of the background section to clarify whether you
        purchased the common stock underlying the $3.85 warrants after they were exercised.

4.   We note your response to prior comment 1 regarding the transactions underlying your
        need to approve the issuance of the Exchange Shares. Please revise to clarify the purpose
        of these transactions and describe the effect of them on your existing shareholders,
        pursuant to Item 12(c) of Schedule 14A. For example, please describe any potential
        dilution or similar effect to shareholders.

        Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or, in his absence, the
undersigned at (202) 551-3462 with any questions. If you require further assistance, you may
contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                            Sincerely,

                                            /s/ Mark P. Shuman for

                                            Maryse Mills-Apenteng
                                            Special Counsel

cc: Via E-mail
        Arthur Marcus, Esq.
        Sichenzia Ross Friedman Ference LLP